New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 951-1530

VIA REGISTERED U.S. POSTAL MAIL AND ELECTRONIC MAIL
mark.casey@mnk.com; board.directors@mnk.com; info@odce.ie; marian_lynch@odce.ie; xana_mccarthy@odce.ie; suzanne_gunne@odce.ie;
ian_drennan@odce.ie;

June 1, 2021

Mr. Mark Casey, Chief Legal Officer	Mr. Angus Russell, Chairman
Board of Directors - All Members	Mr. Mark Trudeau, Director
Mallinckrodt Plc.	Mr. David Carlucci, Director
53 Frontage Road, Shelbourne Building	Mr. J. Martin Carroll, Director
Hampton, NJ 08827	Mr. Paul R. Carter, Director
Mr. David Norton, Director
Ms. Anne C. Whitaker, Director
Ms. Joann Reed, Director
Mr. Kneeland Youngblood, Director
Mr. Carlos V. Paya, M.D., Ph. D., Director

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re:  Mallinckrodt Plc. Reorganization - Notice of Shareholder Oppression in Violation of Companies Act of 2014, § 212

Mr. Casey, and Ladies and Gentlemen of the Board:

The Buxton Helmsley Group Inc. (the "Firm") is in receipt of your May 25, 2021 letter.  That letter is enclosed herein, for reference by the Office of the Director of Corporate Enforcement, so it may be added to their growing case file on Mallinckrodt Plc. (the "Company").  On behalf of the Firm, we find it outrageous, your "disagreement" with no basis or explanation (beyond hollow).  You have an obligation as a fiduciary to justify your actions to your stakeholders, even if you abhor them.  When you have no explanation for your actions, you do all the work in proving your intentions are/were not honorable.  Regarding your disagreement and parallel lack of explanation, we remind you of your obligations under the Companies Act of 2014 ("CA14"), for which the Company consented to and is duly bound as an entity incorporated in Ireland.  It is not your prerogative to take the tax breaks and disregard the rest of the regulations you are not particularly fond of at the moment.

Let me also make something very, very clear.  This Company chose, by its own free will and gumption, to incorporate in Ireland, with no external pressures/threats to do so.  That is consent.  With regards to my "consent" you referred to in your enclosed letter, it is not consent when I am threatened and coerced by the Company to "consent" to an illegal action being attempted on me by the Company.  When you tell your stakeholders that you will drag out malicious, groundless litigation against them if they do not agree to "consent" to a specific, illegal action being attempted on them (through coercion), that is not "consent".  Your framing of my "consent" could not be more misleading.  When someone demands a man turn over his wallet in a street-side robbery, his "consenting" to turn over his wallet under coercion does not make the robbery legal because they "consented" to the crime.  I was told not to be misleading or make false statements in my injunctive order, so let us not be hypocritical here.  Just because you got an injunctive order (statutorily prohibited in your country of incorporation) through a foreign court that is clearly unaware of Irish law, in no way does that make the action legal.  I will add that Buxton's clients and the rest of the shareholder base (for as broad as you wished to restrain/oppress your stakeholders through the wording of your injunctive order) did not in any way "consent".  Your order was also in complete violation of the basic United States constitutional right to a fair trial and opportunity to defend one's actions - you cannot simply serve my legal order on another completely different individual/entity without them being given a fair trial (and formal notice of an injunctive order that they are to abide by).  Your order was illegal in absolutely every aspect.  This Company's ill-intentioned use of a foreign court to push through a "scheme" and legal orders that you know would not be allowed in your country of incorporation (and use of the automatic stay to prevent them from seeking intervention from Ireland) is very telling of this Company's intentions and ethical standards.  Also, there was not one action said to be taken in my letter.  I, in fact, explicitly said I would not take any action during United States proceedings, abiding by the injunctive order crammed down my throat, "consented" to after the Company's threats of what they would do if I did not essentially surrender.

This Board and management are on firm notice of their ongoing violation of CA14, § 212 (coercion/oppression of your stakeholders), in an attempt to perpetuate your prejudicial "scheme" (prejudicial to both shareholders and creditors, cherry-picking those you wish to pay out, with prejudice existing even in the bounds of same inherent classes of creditors).  Your "scheme" will have had acceptance clearly "obtained by improper means" (CA14, § 543(1)(b)) once you get to the High Court of Ireland (already has crossed into that territory, incurably).  This Board and management's current plans, and the process by which they are attempting to bring them forth as a proposed "scheme of arrangement", already violates four out of five of the criteria requirements set forth by Mr. Justice Kelly in Re Colonia Insurance (Ireland) Ltd [2005] 1 IR 497 (also recently referenced in Re Ballantyne Re plc. [2019], with one criterion disqualifying all plans resulting from stakeholder "coercion").

You have a completely unconfirmable plan, both in form and by process, and - again - you are on firm notice of it, continuing in full awareness.

Very Truly Yours,

Alexander Parker

Senior Managing Director
The Buxton Helmsley Group, Inc.